UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

1.00% Convertible Senior Notes due September 15, 2009

(Title of Class of Securities)

232806 AJ 8 and 232806 AK 5

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$850,000,000(1)	$33,405(2)

(1)	Estimated only for the purposes of calculating the filing fee. This amount was based on the purchase of $531,250,000 aggregate principal amount of outstanding 1.00% Convertible Senior Notes due September 15, 2009 at a maximum tender offer price of $1,600 per $1,000 principal amount of notes.
(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,440; $1,965	Filing Party: Cypress Semiconductor Corporation

Form or Registration No.: Schedule TO-I; Schedule TO-I/A	Date Filed: August 14, 2008; August 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2008, as amended by Amendment No. 1 to Schedule TO filed on August 20, 2008, Amendment No. 2 to Schedule TO filed on August 26, 2008 and Amendment No. 3 to Schedule TO filed on August 29, 2008 (as amended and supplemented, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company), and relates to an offer by Cypress to purchase up to $531,250,000 aggregate principal amount of its outstanding 1.00% Convertible Senior Notes due September 15, 2009 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase (defined below) and in any event not greater than $1,600, nor less than $1,000, per $1,000 principal amount of Notes, upon the terms and subject to the conditions set forth in the amended offer to purchase, dated August 26, 2008 (a copy of which was filed as exhibit (a)(1)(vii) to the Schedule TO, the “Offer to Purchase”) and the related amended letter of transmittal (a copy of which was filed as exhibit (a)(1)(viii) to the Schedule TO, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, together with any supplements or amendments thereto, collectively constitute the “Offer”.

This Amendment No. 4 is being filed solely to reflect (i) an update to the description and timing of the Proposed SunPower Spin-Off and (ii) the incorporation by reference of the Company’s current reports on Form 8-K, filed with the SEC on each of September 2, 2008 and September 8, 2008.

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on Schedule TO.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Items 6(c)(1) and (2) of the Schedule TO are hereby amended and supplemented by replacing the third paragraph under the subheading “The Proposed SunPower Spin-Off” in Section 12 of the Offer to Purchase in its entirety with the following paragraphs:

“On September 5, 2008, a committee of our Board of Directors approved the distribution of the Spin Dividend. The distribution of the Spin Dividend will be made to holders of record of our common stock as of the close of trading on the NYSE on September 17, 2008 (the “Record Date”). The distribution of the Spin Dividend will be made after the close of trading on September 29, 2008, provided that, at such time, the SunPower Class B common stock is listed for trading on the Nasdaq Global Select Market and SunPower has on file an effective registration statement with the SEC with respect to the spin-off. We expect to distribute approximately 0.27 of a share of SunPower Class B common stock for every share of our common stock outstanding as of the Record Date, based on the number of shares of our common stock outstanding on that date. Holders of our common stock will receive cash in lieu of fractional shares for amounts of less than one SunPower share. The exact distribution ratio will be determined on the Record Date.

The Proposed SunPower Spin-Off is subject to our completion of a number of actions and the satisfaction of certain conditions and no assurance can be given that the Proposed SunPower Spin-Off will be completed. In addition, no assurance can be given as to the costs or effects on us and/or SunPower of effecting a spin-off, or the impact of the Proposed SunPower Spin-Off on trading prices for our and/or SunPower common stock and convertible debt or the effect on our employee equity plans.”

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented by amending and restating the third bullet point after the first paragraph under the section entitled “Incorporation of Documents by Reference” of the Offer to Purchase in its entirety as follows:

“The Company’s current reports on Form 8-K, filed with the SEC on January 22, 2008, February 7, 2008, February 22, 2008, February 25, 2008, March 28, 2008, April 2, 2008, July 2, 2008, July 17, 2008, August 4, 2008, August 7, 2008, August 14, 2008, August 20, 2008, August 22, 2008, September 2, 2008 and September 8, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:		/s/ Brad W. Buss
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance & Administration, and Chief Financial Officer

Dated: September 8, 2008

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated August 14, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Amended Offer to Purchase, dated August 26, 2008.**

(a)(1)(viii)	Amended Letter of Transmittal.**

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.**

(a)(1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(xi)	Amended Letter to Clients.**

(a)(5)(i)	Press Release, dated August 14, 2008.*

(a)(5)(ii)	Press Release, dated August 26, 2008.**

(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).

(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

*	Previously filed with the Schedule TO on August 14, 2008.

**	Previously filed with Amendment No. 2 to Schedule TO on August 26, 2008.